Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 91660

As representative of the underwriter

August 13, 2015

Re:	xG Technology, Inc. Registration Statement on Form S-1 Registration File No. 333-203853

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriter, wish to advise you that (i) the Registration Statement on Form S-1, as originally filed on May 5, 2015, as amended by Amendment 3 to the Registration Statement as filed on August 4, 2015, and (ii) the Preliminary Prospectus dated August 3, 2015 included therein, were distributed during the period from July 29, 2015 through 4:00 p.m., Eastern Standard Time, on August 12, 2015, as follows:

No. of Copies
Institutions	104
Dealers, Underwriters and Others	40
Total	144

We were advised on July 23, 2015 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

We will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of xG Technology, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:15 p.m. Eastern Standard Time on August 13, 2015, or as soon thereafter as practicable.

Very truly yours,

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

As representative of the underwriter

xG Technology, Inc.

240 S. Pineapple Avenue, Suite 701

Sarasota, FL 34236

August 13, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention: Celeste Murphy, Branch Chief

Re:	xG Technology, Inc.
Registration Statement on Form S-1
File No. 333-203853

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, xG Technology, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:15 p.m. Eastern Time on Thursday, August 13, 2015, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1)           there has been no material trends, events or transactions that arose subsequent to the latest balance sheet included in the Filing that would materially effect an investor’s understanding of the Company’s financial condition and results of operations;

(2)           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(3)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(4)           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Very truly yours,

xG Technology, Inc.

By:	/s/ George Schmitt
George Schmitt
Chief Executive Officer